



Erin Carpenter

Founder and CEO of Nude Barre

Greater New York City Area

InMail ···

Nude Barre/Nude Inc

Marymount Manhattan College

See contact info

500+ connections

Nude Barre is a line of eco-friendly intimates and hosiery empowering women and allowing them to love their skin and body. Made in 12 shades of nude to match all skin tones, Nude Barre is durable enough for active women and stylish enough for everyday fashion. True Color. True You.

Experience

Nude Barre/Nude Inc

Founder and CEO
Nude Barre/Nude Inc
Jan 2009 – Present · 9 yrs 8 mos

MSA Agency

Dancer/Actress/Model/Singer
MSA Agency
Jan 2011 – Oct 2012 · 1 yr 10 mos

Knicks City Dancer

Dancer
Knicks City Dancer
Aug 2007 – Aug 2009 · 2 yrs 1 mo

Education

Marymount Manhattan College

Marymount Manhattan College
BFA, Dance and Business Management
2003 – 2007
Activities and Societies: Soldiers of Hip Hop, Residence Life (RA)

